As filed with the Securities and Exchange Commission on October 29, 1999
                                                      Registration No. 333-77639
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                            REGISTRATION STATEMENT ON
                                    FORM S-3
                        UNDER THE SECURITIES ACT OF 1933


                                   ----------

                                ALYN CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                             33-0709359
(State or other jurisdiction of                              (I.R.S. Employer
        incorporation)                                    Identification Number)

                                16761 HALE AVENUE
                            IRVINE, CALIFORNIA 92606
                                 (949) 475-1525
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                                   ----------

                                RICHARD L. LITTLE
                   VICE PRESIDENT, FINANCE AND ADMINISTRATION;
                      CHIEF FINANCIAL OFFICER AND SECRETARY
                                ALYN CORPORATION
                                16761 HALE AVENUE
                            IRVINE, CALIFORNIA 92606
                                 (949) 475-1525
    (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   ----------

                                   Copies to:

                                Gerald A. Eppner
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                              ----------

                                            CALCULATION OF
                                           REGISTRATION FEE

=====================================================================================================
                                   AMOUNT          PROPOSED MAXIMUM   PROPOSED MAXIMUM    AMOUNT OF
     TITLE OF SHARES                TO BE           OFFERING PRICE       AGGREGATE       REGISTRATION
     TO BE REGISTERED            REGISTERED           PER SHARE        OFFERING PRICE       FEE
     ----------------            ----------        ----------------   ----------------   ------------

Common Stock,
$0.001 par value per share   8,459,525 shares(1)        $3.00           $15,785,113      $6,518.26(2)
=====================================================================================================


---------------

(1) The total number of shares of common stock to be registered consists of a total of 8,459,525 shares; 2,554,825 shares of which were registered under our original Registration Statement filed on
May 3, 1999 and an additional 5,904,700 shares added in this Amendment. The total number of shares consist of: (i) 750,000 shares issuable upon the conversion of Series A preferred stock; (ii) 120,000 shares issuable upon the exercise of warrants issued in January 1999; (iii) 626,960 shares issued in
October 1999 to Series B stockholders as a result of their conversion of the Series B preferred stock; (iv) 65,000 shares issuable upon the exercise of warrants issued in March 1999 to Series B stockholders; (v) 150,000 shares issuable upon the exercise of warrants issued in October 1999 to
Series B stockholders; (vi) 200,000 shares issued in August 1999 to AMRO International, S.A.; (vii)
50,000 shares issuable upon the exercise of warrants issued in August 1999 to AMRO International,
S.A.; (viii) 1,500,000 shares issuable upon the exchange of the exchangeable note; (ix) 135,000 shares issuable upon the exercise of warrants issued in March 1999 to the holders of the exchangeable note; (x) 300,000 shares issuable upon the exercise of warrants issued in October 1999 to the holders of the exchangeable note; (xi) 149,213 shares issued in August 1999 to the holders of the exchangeable note; (xii) 38,352 shares issued in September 1999 as interest payment to the holders of the exchangeable note; (xiii) 2,500,000 shares issuable upon the conversion of Series C preferred stock; and (xiv) 1,875,000 shares issuable upon the exercise of warrants issued in October 1999 to the holders of the Series C preferred stock.

            (2) Calculated based upon the average of the high and low sales price of the common stock of Alyn Corporation on October 25, 1999 (high price on that day was $2.75 and the low price and close were $2.563), as reported by the Nasdaq National Market, pursuant to Rule 457(c) of the Securities
Act of 1933, as amended. Alyn Corporation previously paid $2,130 with original filing on May 3, 1999, covering the registration of 2,554,825 shares. $4,388.26 is being paid in connection with the filing of this Amendment. This amount was calculated using a Proposed Maximum Offering Price per share of
$2.66, which is the applicable amount for the additional shares being registered.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to completion, dated October 29, 1999)


                                8,459,525 SHARES
                                ALYN CORPORATION
                                  COMMON STOCK


      This prospectus relates to the public offering, which is not being underwritten, of a total of 8,459,525 shares of the common stock of Alyn Corporation by certain stockholders of Alyn. Those stockholders are offering for resale and selling under this prospectus (i) up to 1,500,000 shares of Alyn common stock to be issued upon exchange of our 6% senior exchangeable promissory note due March 10, 2002, (ii) up to 187,565 shares of our common stock issued to holders of our exchangeable note, (iii) up to 750,000 shares of our common stock to be issued upon conversion of our Series A preferred stock, (iv) up to 656,513 shares of our common stock that were recently issued upon conversion of our Series B preferred stock, (v) up to 200,000 shares of our common stock that were issued on August 2, 1999, to one of our existing stockholders, (vi) up to 2,500,000 shares of our common stock that may be issued upon conversion of our Series C preferred stock and (vii) up to 2,680,000 shares of our common stock that may be issued upon exercise of warrants to purchase our common stock. These warrants were, or will be, issued to (i) the holders of our exchangeable note in March, August and October 1999, (ii) the holders of our Series B preferred stock in March, August and October 1999, (iii) the holders of our Series C preferred stock in October 1999 and (iv) the holders of our Series A preferred stock in January 2000.

      The prices at which the selling stockholders may sell these shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

      Our common stock is quoted on the Nasdaq National Market under the symbol "ALYN." On October 25, 1999, the last reported sale price for the common stock was $2.563 per share.

                                 ---------------

      YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK BEING OFFERED BY THE SELLING STOCKHOLDERS.

                                 ---------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------



                The date of this prospectus is October 29, 1999.

                                  RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below when making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE YET TO GAIN MARKET ACCEPTANCE OF OUR MATERIALS IN COMMERCIAL QUANTITIES.

      Our materials have yet to attain significant commercial acceptance. Other materials, such as aluminum, and to a lesser extent titanium, magnesium and beryllium, have become the standard materials in the automotive and other target industries for our materials. Boral and borated stainless steel have been the standard materials in the nuclear industry. We may not be able to demonstrate the advantages of our materials over existing, more traditional materials, which could make it difficult for us to win substantial contracts in various industries. If we are not able to market our materials in commercial quantities, our business and results of operations will suffer dramatically. Initially, we directed our resources to the manufacture of final products, particularly golf club heads. We have recently changed our focus to marketing our advanced materials as raw materials to be used in products manufactured by others. The principal use of our materials for the six months ended June 30, 1999 was for various applications in the nuclear and automobile industries, but our materials have not yet achieved market acceptance in these industries on a broad scale. We believe that our ability to achieve commercial acceptance of our materials will be largely dependent upon our pricing practices, our ability to manufacture and deliver materials on a timely basis, and our ability to demonstrate the advantages of our materials over competing materials. Because the application of our materials may entail long customer order-related sales cycles, can be affected by lengthy customer product design times and, in nuclear applications, certification requirements prior to production orders, we may not realize the benefits of our marketing and development costs, if at all, until subsequent periods. We must address each of these factors effectively in order to achieve market acceptance in commercial quantities of Boralyn or our other current or future materials.

WE HAVE A HISTORY OF LOSSES WHICH WE EXPECT WILL CONTINUE, AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

      We have had a limited operating history and generated revenues of only $364,000 in 1997, $1.3 million in 1998 and $1.2 million for the six months ended June 30, 1999. We incurred net losses of $7.3 million in 1997, $12.1 million in 1998 and $6.5 million for the six months ended June 30, 1999. We expect to continue to incur losses in 1999 and may never generate sufficient revenues to achieve profitability in the future. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. Our prior inability to generate significant revenues and expected continued losses has raised substantial doubt about our ability to continue as a going concern. Our auditors have included a going concern modification in their report for the year ended December 31, 1998. We cannot assure you that steps taken by management will result in the removal of our auditor's going concern modification from any future reports.

OUR LIMITED MANUFACTURING HISTORY AND THE SIGNIFICANT MANUFACTURING RISKS ASSOCIATED WITH OUR PRODUCTION OF MATERIALS MAY MAKE IT DIFFICULT FOR US TO ESTABLISH OR MAINTAIN PROFITABLE MANUFACTURING OPERATIONS.

      Our limited experience in manufacturing our materials in commercial quantities has led to delays and resulted in increased costs that we have not been able to offset to date with significant sales. The manufacturing processes for Boralyn, for example, utilize high temperature and high pressure and may be subject to volatile chemical reactions. We initially experienced improper temperature settings, difficulties in dealing with inconsistent materials and problems establishing standard and repeatable manufacturing procedures. If we fail to effectively manage and maintain our manufacturing capabilities, our business will suffer and we may never generate significant revenues or achieve profitability. In addition, natural disasters such as earthquakes, which are characteristic of Southern California, the location of our manufacturing facilities, could result in the interruption of our manufacturing activities or could significantly impact our manufacturing operations or capacity. We currently do not maintain earthquake insurance and any significant earthquake could suspend our manufacturing capabilities. Our manufacturing operations currently use specially-designed equipment that, if damaged, inoperable or unavailable, could disrupt our manufacturing operations and may not be able to be repaired or replaced on a timely basis or at reasonable costs.

IF WE CANNOT RAISE ADDITIONAL CAPITAL, WE MAY NOT HAVE SUFFICIENT FUNDS TO FINANCE OUR CURRENT BUSINESS PLANS OVER THE NEXT TWELVE MONTHS.

      We had cash on hand of only $745,000 at June 30, 1999. While we raised approximately $7.8 million, net of expenses, in two private placements between August 1999 and October 1999, we may require additional funds to finance our operations for the next twelve months. We are currently in negotiations with two non-bank financial institutions to provide accounts receivable and inventory working capital financing and capital equipment financing. If we are unable to raise the additional equity, if required, or accounts receivable, inventory working capital and equipment financing, we may not be able to fully execute our business plan. Our ability to obtain debt financing will be dependent in part on the quality and amount of our revenues, trade receivables, inventory and unsecured capital equipment.

IF WE DO NOT INCREASE OUR PRODUCT SALES, WE MAY NOT BE ABLE TO OFFSET OUR SUBSTANTIAL LEASE COMMITMENTS AND SIGNIFICANT CAPITAL INVESTMENTS, WHICH COULD LEAD TO CONTINUED LOSSES.

      Unless and until we achieve a significant level of sales of our materials, we will have substantial production over-capacity and under-absorbed costs that will continue to cause us to incur substantial operating losses. In order to establish manufacturing capacity, we entered into long-term leases for our two facilities located in Irvine, California. The lease for our headquarters in Irvine, California, expires in 2008 and requires monthly lease payments of approximately $27,000. We also have a ten-year lease expiring in 2008 for our second Irvine facility, with monthly lease payments of $45,000. Through June 30, 1999, we have invested more than $20 million to equip and implement our manufacturing operations in these facilities. If we fail to generate significant revenues from these manufacturing facilities, we will not be able to offset the costs of those facilities and our business and operating results will suffer.

WE MAY BE REQUIRED TO ISSUE A LARGE NUMBER OF ADDITIONAL SHARES OF COMMON STOCK UPON CONVERSION OF OUR PREFERRED STOCK, EXCHANGE OF OUR EXCHANGEABLE NOTE, AND UPON EXERCISE OF OUTSTANDING WARRANTS THAT WILL BE IMMEDIATELY AVAILABLE FOR RESALE. THESE SALES COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

      Our Series A preferred stock, Series C preferred stock, exchangeable note and outstanding warrants are currently convertible and exchangeable for a large number of shares of our common stock. Beginning in January 2000, our Series A preferred stock will also be convertible into shares of our common stock. All of the holders of these securities have registration rights. This prospectus is a part of the registration statement that we have filed to register (i) the common stock issuable upon exchange of the exchangeable note and exercise of related warrants; (ii) the common stock issuable upon the conversion of the Series A preferred stock and exercise of related warrants; (iii) the common stock issued and the common stock issuable as a result of the exercise of warrants sold to AMRO International, S.A.; (iv) the common stock issued upon conversion of our Series B preferred stock; (v) the common stock issuable upon the exercise of warrants issued to the Series B stockholders in March and October 1999; and (vi) the common stock issuable upon conversion of our Series C preferred stock and exercise of related warrants. As a result, all of the shares of common stock issuable upon exchange or conversion of the preferred stock and the exchangeable note, and upon exercise of the related warrants, will be immediately available for resale and the increase in supply of our common stock could cause the price of our common stock to decline. The sale by these holders of a significant amount of common stock could also encourage short selling, which could cause our stock price to decline further. Furthermore, any negative impact to our stock price caused by these securities could impair our ability to raise additional equity capital, if required. Our Series A preferred stock, Series C preferred stock and exchangeable note are subject to price protection provisions that require us to reduce the conversion price for the securities and ultimately to issue additional shares of common stock to these holders without additional consideration if the Company issues additional shares of common stock at a price below their fixed conversion prices. In addition, we have also granted piggyback registration rights to register up to 211,000 shares of common stock issuable upon exercise of an outstanding warrant relating to our initial public offering in October 1996. Furthermore, 6,381,955 shares of our common stock outstanding at October 25, 1999 are immediately available for resale in the public market under Rule 144 or Rule 701 of the Securities Act of 1933, as amended.

      The following table sets forth the number of shares of our common stock that we have issued and the maximum number of shares of our common stock that we would be required to issue assuming that all of the following securities are immediately exchanged, converted or exercised for common stock:

                                                          NUMBER OF SHARES
                                                          OF COMMON STOCK
                                      CONVERSION/            ISSUED AND       PERCENT OF
                                      EXCHANGE OR          ISSUABLE UPON     OUTSTANDING
        TYPE OF SECURITY              ISSUE PRICE         FULL CONVERSION    COMMON STOCK
        ----------------              -----------         ----------------   ------------

Series A preferred stock                $2.00                  750,000           3.8%

  Related warrants issued in       Not yet determined          120,000           0.6%
  January 1999

Common stock issued in October          $2.3925                626,960           3.2%
1999 to Series B stockholders as
a result of conversion of the
Series B preferred stock

Warrants issued in March 1999           $3.82                   65,000           0.3%
to Series B stockholders

Warrants issued in October 1999         $3.25                  150,000           0.8%
to Series B stockholders

Common stock issued in                  $3.00                  200,000           1.0%
August 1999 to AMRO
International, S.A.

Warrants issued in August 1999          $3.50                   50,000           0.3%
to AMRO International, S.A.

Exchangeable note                       $2.00                1,500,000           7.7%

  Related warrants issued in            $3.0375                135,000           0.7%
  March 1999

  Related warrants issued in            $3.00                  300,000           1.5%
  October 1999

  Common stock issued in                  N/A                  149,213           0.8%
  August 1999

  Common stock issued in                $2.3467                 38,352           0.2%
  September 1999 as interest
  payment

Series C preferred stock                $3.00                2,500,000          12.8%

  Related warrants issued in            $3.00                1,875,000           9.6%
  October 1999

Total                                                        8,459,525          43.2%

      Because we cannot determine the exact conversion price of the Series A preferred stock, the Series C preferred stock, the warrants and the exchangeable note due to the price protection provisions, we have made the following assumptions in computing the calculations in this table:

      o Because the conversion price for the Series A preferred stock and the exchangeable note cannot be less than $2.00 per share, the foregoing table reflects the maximum number of shares of common stock that we would be required to issue to these holders. We may, however, be required to issue additional shares of common stock to the holder of our exchangeable note in the event we do not pay the accrued interest or penalty, if any, on this note in cash.

      o The warrants associated with the Series A preferred stock (up to 120,000 shares) and their exercise price will be determined on January 8, 2000, based upon the average stock price for our common stock for the 25 consecutive trading days prior to January 8, 2000. Since, for purposes of the above table, we have assumed the maximum number of shares of common stock that could be issued under the warrants, the exercise price is not relevant.

      o Calculation of the number of shares of common stock issuable upon conversion of the Series C preferred stock (2,500,000) was based on its fixed conversion price of $3.00 per share. The actual number of shares may increase in the event of the occurrence of certain dilutive events relating to the issuance of common stock at prices lower than its fixed conversion price.

      o The percentage calculation has been derived using the total number of shares of our common stock outstanding as of October 25, 1999, plus the shares underlying the exchangeable, excercisable or convertible securities included in the above table (19,567,403 shares, of which 12,122,403 shares were issued and outstanding. Of the 12,122,403, 11,107,878 shares were issued and outstanding as of June 30, 1999, 626,960 shares were issued as a result of the conversion of the Series B preferred stock in October 1999 and 387,565 shares were issued in August and September 1999 in connection with the sale of shares to AMRO International and the issuance of shares to the exchangeable noteholders.)

WE EXPECT FLUCTUATIONS IN OUR OPERATING RESULTS TO CONTINUE, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

      Fluctuations caused by variations in quarterly operating results or our failure to meet market analysts' projections or public expectations could cause the market price of our common stock to decline and perhaps decline significantly. Due to the nature of our business, we may experience long customer order-related sales cycle times and are affected by lengthy customer design processes for new product introductions and market trends that may significantly limit our ability to forecast accurately our production schedules and short-term results of operations. We cannot predict our operating results due to the uncertainty of these factors and our limited operating history. Our operating results may vary significantly from quarter to quarter, in part because of the costs associated with changes in our materials, personnel and the size and actual delivery dates of orders for our materials. As a result, our operating results for any particular quarter should not be considered indicative of any future results and period-to-period comparisons of our operating results will not necessarily be meaningful.

IF WE LOSE ANY OF OUR KEY MANAGERS, OUR BUSINESS COULD BE SERIOUSLY HARMED.

      We rely on a relatively new management team and need additional personnel to expand our business. Our future success and profitability is substantially dependent upon the personal efforts and abilities of our key executives, Arne van Roon (our President and Chief Executive Officer who joined Alyn in April
1999), Robin A. Carden (our founder) and Richard L. Little (our Chief Financial Officer and Secretary). None of our key managers has a long-term employment agreement with Alyn, and accordingly, they may terminate their association with us with little or no notice. We also do not maintain key man life insurance on Messrs. van Roon or Little. If any of these individuals or any other key employees were to leave Alyn Corporation, their departure could significantly diminish our level of management, technical, marketing and sales expertise, and we would have the difficult task of finding and hiring replacements who have these skills. Furthermore, the departure of any of our manufacturing personnel may interrupt our manufacturing operations and lengthen the time necessary to deliver products to market.

      We believe that our future growth will be dependent in large part on our ability to attract and retain additional qualified management, technical, manufacturing, administrative and other personnel. Due to our location in Irvine, California and the nature of our business, we believe that we will experience significant competition for qualified personnel.

BECAUSE WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, THE LOSS OF A KEY CUSTOMER COULD SERIOUSLY HARM OUR OPERATING RESULTS.

      Since inception, we have derived a substantial portion of our revenues from sales to a relatively small number of customers. As a result, the loss of any significant customer could materially and adversely affect our financial condition and results of operations. Sales to our largest three customers for the six months ended June 30, 1999 and their respective percentage of our net sales were as follows: Transnuclear (38%), Marvin Engineering (12%) and Quantum Technologies (9%). Sales to our largest three customers for the year ended December 31, 1998 and their respective percentage of net sales for that period were as follows: General Motors (22%), Taylor Made Golf (15%) and MacGregor Golf (12%). Sales to our largest three customers for the year ended December 31, 1997 and their respective percentage of net sales for that period were as follows: Taylor Made Golf (47%), Defense Logistics Company (14%) and Mersey (12%). It is possible that one or more key customers could suffer business or financial setbacks resulting in the reduction or cancellation of product orders or our being unable to obtain payment from such customers at any time or from time to time. We expect that our key customers will continue to account for a substantial portion of our revenues for 1999 and in the future. Accordingly, our future operating results will continue to depend on the success of our largest customers and on our ability to sell products to these customers in significant quantities.

WE DEPEND ON TWO SUPPLIERS FOR ONE OF OUR PRINCIPAL RAW MATERIALS. ANY FAILURE TO OBTAIN THESE RAW MATERIALS COULD RESULT IN SIGNIFICANT DELAYS IN OUR ABILITY TO SHIP PRODUCT AND COULD ADVERSELY AFFECT OUR REVENUES AND OUR RELATIONSHIPS WITH OUR CUSTOMERS.

      We presently purchase one of our principal raw materials, boron carbide, primarily from two suppliers, ESK Engineered Ceramics Division of Wacker Chemicals (USA), Inc. and P&W International Tech. We currently do not have any long-term supply agreements with either of these suppliers. Our business would be materially and adversely affected if we were unable to continue to purchase our required quantities of boron carbide at prices and on terms comparable to those presently available from our principal suppliers.

IN THE EVENT WE ARE NOT ABLE TO ENFORCE OUR PATENTS, OUR COMPETITORS COULD INTRODUCE SIMILAR MATERIALS OR TECHNOLOGIES, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

      We believe our United States patent that contains claims covering the manufacture of our Boralyn material is critical to our success and our ability to prevent competitors from introducing similar materials. We have been granted additional patents and have other patent applications pending, including divisional (extension) patents and continuation-in-part patents, many of which stem from our originally issued patent. We cannot be sure that any additional patents will be granted or that our existing or future patents will be valid and enforceable, or will provide us with meaningful protection from our competitors. If our present or future patent rights are ineffective in protecting us against infringement, our marketing efforts and future revenues could be materially and adversely affected. Moreover, if a competitor were to infringe any of our patents, the costs of enforcing our patent rights may be substantial or even prohibitive. We also cannot be sure that our future materials will not infringe the patent rights of others or that we will not be forced to expend substantial funds to defend against infringement claims of, or to obtain licenses from, third parties. We currently have only limited patent protection for our technology outside the United States, and we may be unable to obtain even limited protection for our proprietary technology in certain foreign countries.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR TRADEMARKS OR TRADE NAMES, WHICH COULD HARM OUR GOODWILL AND DILUTE OUR BRAND RECOGNITION.

      The market for our products is and will remain dependent in part upon the goodwill engendered by our trademarks and trade names. Trademark protection is therefore material to our business. Although Boralyn is a registered trademark in the United States, we cannot be certain that we can successfully assert trademark or trade name protection for our significant marks and names in the United States or other markets, and the costs of such efforts could be substantial.

WE FACE INTENSE COMPETITION IN THE ADVANCED MATERIALS MARKET FROM LESS EXPENSIVE MATERIALS AND FROM COMPETITORS WHO HAVE GREATER RESOURCES AND MANUFACTURING EXPERIENCE THAN WE HAVE.

      The advanced materials industry is highly competitive, and other materials such as specialized aluminum alloys, borated stainless steel for nuclear shielding applications, and to a much lesser extent, titanium, magnesium and beryllium, are readily available for similar applications generally at comparable or lower prices than our materials. We believe additional competitive pressures could require us to reduce our product prices to remain competitive, and accordingly, could adversely affect our results of operations.

      We compete in our target markets with several larger domestic and multinational companies, all of which are well established in their respective markets and have substantially more manufacturing experience and substantially greater financial and other resources than us. We compete with material producers, i.e. companies that produce and market a choice of materials for specific applications. In this area, the Company competes with: (i) titanium, supplied by companies such as RMI Titanium Company, Tremont Industries, Inc., and Titanium Metals Corporation of America (Timet); (ii) aluminum alloys, supplied by companies such as the Aluminum Corporation of America (Alcoa), Reynolds Metals Co., and Oregon Metallurgical Corporation; and (iii) other metal matrix composites, such as those supplied by Duralcan Inc. For nuclear containment, current storage containers often use Boral(R), a boron carbide and aluminum material supplied by AAR Brook & Perkins and borated aluminum supplied by Eagle Pitcher. Certain of our competitors who provide competing materials for the nuclear industry have already obtained quality certification (similar to ISO certification) from the Nuclear Regulatory Commission, which can enable them to qualify for certain nuclear projects much quicker and cheaper than we can. We are in the process of applying for the quality certification, but we cannot be sure that we will ever be able to obtain this certification.

THE PRINCIPAL APPLICATIONS FOR OUR MATERIALS COULD SUBJECT US TO SIGNIFICANT PRODUCT LIABILITY ACTIONS, IN EXCESS OF OUR INSURANCE COVERAGE LIMITS.

      The principal uses of our materials currently include automotive applications, including engines and structural members, as well as application for use in products used to store nuclear waste. Both the automotive and nuclear industries involve significant risks of personal injury and have historically been the subject of many product liability actions. We cannot be sure that our liability insurance will be sufficient to adequately cover any potential claims, or that this insurance will continue to be available on acceptable terms in the future.

IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET, OUR COMMON STOCK WILL BECOME LESS EASILY TRADEABLE AND OUR STOCK PRICE COULD DECLINE.

      Holders of our common stock currently enjoy the substantial benefit of being able to easily buy or sell our common stock because our common stock is listed on the Nasdaq National Market. For continued listing of our common stock on the Nasdaq National Market, we must, among other things, maintain a minimum bid price of at least $1.00 per share. In February 1998, our stock price declined to $1.50 per share. If our stock price declines or if we continue to experience losses from our operations, we may not be able to maintain the standards for continued listing on the Nasdaq National Market. In the event our common stock is removed from the Nasdaq National Market, any trading in our common stock might then be conducted on the Nasdaq SmallCap Market, which is a significantly less active market than the Nasdaq National Market. As a result, you could find it more difficult to dispose of our common stock. Furthermore, if we did not qualify for listing on the Nasdaq SmallCap Market or if our common stock was subsequently delisted from the Nasdaq SmallCap Market, our common stock could be subject to what are known as the "penny stock" rules, which place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we fail to qualify for listing on, or if we were removed from, the Nasdaq SmallCap Market, the ability or willingness of broker-dealers to sell or make a market in our common stock could decline. Also, the terms of our Series B and Series C preferred stock purchase agreements and our exchangeable note, require that we maintain a listing of our common stock with Nasdaq or other nationally recognized market. Failure to do so could result in unspecified consequences.

IF OUR INTERNAL SYSTEMS AND THE SYSTEMS OF THE THIRD PARTIES WITH WHOM WE INTERACT ARE NOT YEAR 2000 COMPLIANT, WE MAY SUFFER BUSINESS INTERRUPTIONS AND OUR BUSINESS COULD BE SERIOUSLY HARMED.

      Many existing computer systems and applications and other control devices use only two digits to identify a year in the date field. These systems and software applications will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, these systems and applications will need to be upgraded to comply with the Year 2000 requirements or risk system failure, miscalculations or other disruptions to normal business activities.

      We are currently evaluating our Year 2000 readiness, both in terms of the compliance of our internal information systems and compliance of applications which monitor all aspects of our business, including financial systems, manufacturing equipment, customer services, marketing information, infrastructure and telecommunications equipment. While we believe our internal information systems will adequately function in the

Year 2000, we cannot be sure of the effect of the Year 2000 issue until the Year 2000 arrives. We are in the process of testing and evaluating the computerized elements of our manufacturing equipment and expect to complete this evaluation in sufficient time to make necessary upgrades, but we may not be able to complete these upgrades in a timely manner or at reasonable costs. We also may not be able to anticipate the extent of the Year 2000 impact until the Year 2000 arrives due to the interaction between our own systems and products and the systems and products of third parties. We believe our greatest exposure to Year 2000 risks relates to the readiness of our third party suppliers who provide us with raw materials, our customers who incorporate our products into their own products and other parties who provide services for us. Any failure of these third parties to resolve their own Year 2000 issues in a timely manner could cause a material disruption in our business. We believe the worst case scenario of the Year 2000 impact on our business would be a decline in our sales due to our customers inability to order or purchase products and our inability to interact with our suppliers and other third party providers. While we do plan to increase our stock of certain production materials and supplies in the fourth quarter of 1999, we do not plan to develop any contingency plans to address any material consequences that we could suffer if we are not able to resolve our Year 2000 issues or those issues faced by the key third parties with whom we regularly interact. We also cannot be sure that our present estimates of the cost to remedy the Year 2000 problem are not understated.

OUR PRINCIPAL STOCKHOLDERS CONTROL ALYN CORPORATION AND COULD PREVENT A CHANGE IN CONTROL OR FINANCING THAT MIGHT OTHERWISE BE IN THE BEST INTERESTS OF THE STOCKHOLDERS.

      As of October 25, 1999, Kingdon Capital Management Corp. and its affiliates, Robin A. Carden and Harry Edelson beneficially owned an aggregate of 52.6% of our outstanding common stock. In addition, in October 1999, Fleming U.S. Discovery Fund III, L.P. and Fleming U.S. Discovery Offshore Fund III, L.P. purchased the Series C Convertible Preferred Stock, which is convertible into 2,500,000 shares of common stock. Under the terms of the related purchase agreements, they have the right to vote the 2,500,000 shares as if they were issued and outstanding at the time of such stockholder vote. At such time, our principal stockholders would vote 60.7% of the shares then available to vote. Accordingly, these stockholders have the ability to elect a majority of our directors and to control the outcome of all other issues submitted to our stockholders. The holders of the Series C preferred stock have significant influence on key decisions of the company and have exercised their rights under the Series C purchase agreements to appoint two members to our Board of Directors. In October 1999, Mr. Robert Burr and Mr. David Edwards were appointed to the Board of Directors, and Mr. Burr was subsequently elected its chairman.
The terms of our Series A preferred stock and Series C preferred stock also prohibit us from amending our charter documents, liquidating, merging, selling substantially all of our assets, or issuing additional securities without the consent of these stockholders. As a result, this concentration of ownership and our contractual consent rights may discourage a potential acquirer from making an offer to buy Alyn Corporation or may prohibit us from completing a major corporate transaction or raising additional capital, which might otherwise be in the best interest of our stockholders.

      In addition, the following provisions of our exchangeable note could also discourage some potential purchasers from acquiring Alyn Corporation or make an asset sale more difficult and expensive:

      o the requirement that upon a change of control, we must offer to buy the exchangeable note at the greater of 135% of the principal plus accrued and unpaid interest and penalties or the product of the number of shares into which the exchangeable note can be exchanged and the market price on the applicable date; and

      o the prohibition against selling or transferring all or substantially all of our assets unless we have their approval.

      We have also agreed to grant the holders of our Series A preferred stock a right of first refusal and our Series C preferred stock, and the exchangeable note a right of first offer with respect to certain issuances of equity or debt securities, and we are prohibited from obtaining additional senior indebtedness for borrowed money beyond defined limits without the written consent of the holder of the exchangeable note, unless the indebtedness junior to the exchangeable note or that the borrowed money is for equipment financing or customary working capital lines of credit.

OUR STOCK PRICE HAS BEEN, AND MAY CONTINUE TO BE VOLATILE.

      Trading volume and prices for our common stock could be subject to wide fluctuations in response to quarterly variations in our operations and results, announcements with respect to sales and earnings, as well as technological innovations, and new product developments and other events or factors, which cannot be foreseen or predicted by us. Since January 1, 1998, the price of our common stock has declined from a high of $10 in February 1998 to $1.50 in February 1999 and to $3.375 on September 23, 1999. The factors causing these variations include the low average daily trading volume of our common stock, the sale or attempted sale of a relatively large amount of securities in the public market, the registration for resale of any shares of common stock, the antidilution provisions in our preferred stock, exchangeable note and warrants, manufacturing and product development delays and our earnings to date. The market price of our common stock could also be influenced by developments or matters not related to our performance, such as the general volatility of the stock market.

OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD ADVERSELY AFFECT THE RIGHTS OF COMMON STOCK AND COULD PROHIBIT CERTAIN CHANGES IN CONTROL THAT MAY OTHERWISE BE BENEFICIAL TO OUR STOCKHOLDERS.

      Under our certificate of incorporation, our Board of Directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote of, or action by, our stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that has been issued or may be issued in the future. Issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have an effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Certain provisions of Delaware law applicable to us may also discourage third-party attempts to acquire control.


                               RECENT DEVELOPMENTS

      In May 1999, we announced the completion of our management restructuring following the appointment of Arne van Roon as our President and Chief Executive Officer in April 1999. Mr. van Roon was appointed by our Board of Directors to replace Steven Price, who had served as our president and chief executive officer since April 1998. Also in April, we entered into an agreement with James
L. Hesburgh, Alyn's then chairman of the board, to provide us additional assistance. Other personnel changes included the replacement of the former vice president of manufacturing and the departure of several other managers, the promotion of a number of key managers to assume broader managerial roles, and the hiring of some new key staff reporting directly to Mr. van Roon. Robin Carden, our founder, is taking a more active role in business development and marketing. In October 1999,the Board of Directors elected Mr. Robert Burr to serve as chairman of the board.

      Our management plans to address the factors that contributed to our prior record of unsatisfactory performance. We completed our manufacturing facility by the end of 1998 in order that we could supply new products in response to customer orders. Following the appointment of Arne van Roon as president and CEO in April 1999, we made an important change in our business strategy. This new strategy defines our business as a high-tech producer of engineered metal matrix composite materials. We have eliminated activities associated with large-scale the production of finished products. This allows us to focus on our core activity - the development and large-scale production of advanced material for both high-tech and general production applications in a wide array of industries, including nuclear, automotive, aerospace, electronics, computers, sporting goods and other consumer products. Even under our new business plan, however, we are still susceptible to the unpredictability of rapid technological change and the need to constantly update our manufacturing and marketing strategies.

      We will install in senior management positions persons with backgrounds and experience more consistent with our changed business model.


                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington,

D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is completed.

     (a)  Our Annual Report on Form 10-K/A for the year ended December 31, 1998;

     (b) Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1999;

     (c) Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

     (d)  Our Current Report on Form 8-K filed on April 28, 1999;

     (e)  Our Current Report on Form 8-K filed on October 4, 1999;

     (f)  Proxy statement dated October 29, 1999 for our 1999 annual meeting;
          and

     (g) The description of our common stock contained in our registration statement on Form 8-A filed October 21, 1996, including any amendments or reports filed for the purpose of updating such description.

      You may request a copy of any or all of the documents incorporated by reference by writing or telephoning us, and we will provide the documents you requested at no cost. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct all requests for such copies to the following address:

                   Richard L. Little
                   Vice President, Finance and Administration,
                   Chief Financial Officer and Secretary
                   Alyn Corporation
                   16761 Hale Avenue
                   Irvine, California 92606
                   (949) 475-1525

      You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document. USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholders under this prospectus.


                           RECENTLY ISSUED SECURITIES

      We recently completed a series of private placement transactions some of which helped obtain the financing necessary to implement our revised business plan (See "Recent Developments"). In January 1999, we issued Series A preferred stock and related warrants. In March 1999, we issued the exchangeable note and related warrants. Also in March 1999, we issued our Series B preferred stock and related warrants. In August 1999, we issued common stock and warrants to AMRO International, S.A. As a result, we were required to issue common stock to the holders of the exchangeable note as an anti-dilution payment, in lieu of a change in the note's exchange price. In October

1999, we issued our Series C preferred stock and related warrants. As part of the issuance of the Series C preferred stock, we entered into amendment and consent agreements with our previous preferred stock and exchangeable note holders pursuant to which in October 1999 we issued warrants to the holders of our exchangeable note and Series B preferred stock. In September 1999 we also issued common stock to our exchangeable note holder as interest on their note, in lieu of a cash payment. Certain provisions of these private placements are individually described below.

      The August sale of common stock to AMRO International, S.A. provided us with additional equity capital that allowed us to continue implementing our revised business plan until we were able to complete the sale of our Series C convertible preferred stock, a transaction under negotiation at that time, to raise more substantial capital.

      The shares registered under this prospectus are shares of our common stock issued pursuant to the above private placements or which are issuable upon conversion or exchange of the securities or exercise of the warrants issued pursuant to the above private placements. We are contractually obligated to register the shares of common stock registered under this prospectus.

      The following is a description of shares we have issued since December 31, 1998. To the extent applicable, the following description reflects the amendments, waivers and consents obtained by Alyn from the holders of our exchangeable note, Series A preferred stock and our Series B preferred stock in connection with the issuance of our Series C preferred stock.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR 6% SENIOR EXCHANGEABLE PROMISSORY NOTE DUE MARCH 10, 2002

      On March 10, 1999, we issued the exchangeable note in the original principal amount of $3.0 million and related warrants to purchase 135,000 shares of common stock at an exercise price of $3.0375 per share. In October 1999, we amended the provisions of the exchangeable note to provide, among other things, that the minimum exchange price cannot be less than $2.00 per share. In connection with this amendment, we issued to the holder of the exchangeable note an additional five year warrant to purchase 300,000 shares of our common stock at an exercise price of $3.00 per share.

      Certain provisions and rights of the exchangeable note are summarized as follows:

      Interest Rate. Interest on the outstanding principal amount of the exchangeable note is payable at the rate of 6% per annum, payable semiannually. Such interest may be paid, at the option of the noteholder, either in cash within five days of September 15 and March 15 of each year or by issuing additional promissory notes. Upon an event of default, the interest on unpaid principal and accrued and unpaid interest will accrue at 6% plus an additional 14% per annum until the default is cured by us or waived by the noteholder. Events of default include: (i) a failure to pay principal, interest, or other required payments which is not cured within ten calendar days after notice of such failure; (ii) a failure to perform or comply with material covenants or agreements which is not cured within ten calendar days after notice; or (iii) the delisting or ineligibility of our common stock for trading on Nasdaq for ten trading days.

      Exchange Price. The outstanding principal amount of the exchangeable note is $3.0 million and any portion of that amount is exchangeable at the election of the noteholder into shares of our common stock. The actual number of shares of common stock issuable upon exchange of the exchangeable note will be determined by the following formula:

      (the principal amount of the exchangeable note tendered for exchange plus any accrued but unpaid interest being exchanged
               plus any unpaid liquidated damages and penalties)

                                   divided by

            (the applicable exchange price at the time of exchange).

      The exchange price is subject to adjustment. The exchange price of the exchangeable note is equal to either of the following at the sole option of the noteholder: (i) $3.645 per share or (ii) the average of any three closing bid prices as reported by Bloomberg L.P. for 22 trading days immediately preceding the applicable exchange date discounted by up to 15%. The actual discount is 8% through September 6, 1999; 12% through December 5, 1999; and 15% after December 5, 1999. In no case will the exchange price be less than $2.00 per share.

      The following table sets forth the number of shares of common stock issuable upon exchange of the exchangeable note. It assumes the market price of our common stock is 50%, 75%, 100%, 125%, 150% and 175% of the closing price of the common stock on August 31, 1999, which was $2.8438 per share. It further assumes that all accrued interest, liquidated damages and penalties have been paid and that the exchange occurs after December 5, 1999 at the required exchange price of 85% of the closing price, except where 85% of the closing price is at or above $3.645, in which case the exchange price is $3.645.

                     PERCENT OF                          EXCHANGE PRICE    NUMBER OF SHARES
MARKET PRICE AS      MARKET PRICE AS      ASSUMED        (85% OF ASSUMED   ISSUABLE UPON
OF AUGUST 31, 1999   OF AUGUST 31, 1999   MARKET PRICE   MARKET PRICE)     EXCHANGE
------------------   ------------------   ------------   ---------------   ----------------

     $2.8438                 50%            $1.4219          $2.0000          1,500,000
     $2.8438                 75%            $2.1329          $2.0000          1,500,000
     $2.8438                100%            $2.8438          $2.4172          1,241,106
     $2.8438                125%            $3.5548          $3.0216            992,852
     $2.8438                150%            $4.2657          $3.6258            827,404
     $2.8438                175%            $4.9767          $3.6450            823,046

      In addition, the exchange price of the exchangeable note is subject to adjustment upon the occurrence of the following events: (i) capital reorganizations of Alyn Corporation; (ii) reclassification, exchange, or substitution of the common stock; (iii) declaration or payment of dividends or distributions on the common stock; and (iv) subdivision or combination of the common stock. The terms of the exchangeable note require that we deliver to the exchangeable note holder shares of common stock into which the exchangeable note is exchangeable within seven days after their request for the exchange. We must pay a penalty of $10,000 per day for each day we are late in delivering the common shares to the holders of the exchangeable note.

      Anti-dilution Protection. Until September 15, 2000, if we sell common stock at a price lower than any applicable exchange price for the six months immediately preceding such issuance or sale, then we are required to issue to the noteholder a number of shares of common stock as determined by (i) subtracting the issuance or sale price from the lowest exchange price in effect as described above, such sum multiplied by (ii) the number of shares that would have been received had the entire exchangeable note been tendered on the day immediately preceding such sale or issuance, such product divided by (iii) the exchange price in effect on the day immediately preceding such sale or issuance. Pursuant to this provision, we issued an additional 149,213 shares of our common stock in August 1999 to the holder of the exchangeable note in connection with our private placement of 200,000 shares of our common stock at a purchase price of $3.00.

      Registration. While we are required under the terms of the exchangeable note agreements to register and keep registered at least 125% of the aggregate number of shares of common stock into which the exchangeable note is exchangeable and for which the note warrants are exercisable, the amendment agreement reached in October 1999, placing a $2.00 floor on the exchange price, places a ceiling on the number of shares requiring registration equal to the number of shares of common stock that may be issuable upon exchange of the exchangeable note using the $2.00 floor exchange price. We may be required to register additional shares in the event that we fail to pay accrued interest and penalties on the exchangeable note or if we issue securities at a price below the then current exchange price. If this Registration Statement has not been declared effective on or before December 31, 1999, we must pay to the holder of our exchangeable note $90,000 per month, prorated for partial months.

      Limitation on Shares Issuable. Notwithstanding the registration of such number of shares, we are subject to the NASD Rule 4460(i) that limits us from issuing securities equal to or in excess of 20% of our outstanding securities on the date immediately prior to the issuance of the exchangeable note and the note warrants unless and until the stockholders approve such an issuance. The terms of the exchangeable note also provide that the number of shares issuable upon exchange of the exchangeable note cannot exceed 19.9% of our outstanding securities as of March 10, 1999 until stockholder approval is received. No such stockholder approval is required.

      Cash Payments. We may be required to make significant cash payments to the holders of the exchangeable note if we fail to issue stock certificates within seven business days of the exchange date of all or any portion of the exchangeable note. We must also pay liquidated damages of $10,000 per day for every day that that the certificates are delayed beyond the seven business days allowed for delivery of the stock certificates. The exchangeable note also requires us to pay liquidated damages to the holder of the exchangeable note in the event this registration statement has not been declared effective by December 31, 1999.

      Prepayment and Redemption at Our Option. On or after March 10, 2000, we may prepay all or any portion of the exchangeable note upon giving at least 20 trading days prior notice to the noteholder. Such notice is irrevocable and we must pay, within 2 business days of the date fixed for prepayment 135% of the amount of the prepayment on all or a portion of the exchangeable note so called for prepayment. However, up and until five business days prior to the date fixed for prepayment, the noteholder may, at its sole option, submit a notice of exchange in an exchange amount equal to all or any portion of the designated amount to be prepaid and receive the number of shares of common stock issuable for such exchange amount.

      Change of Control. Upon a change of control, we must offer to buy the exchangeable note 135% of the principal plus accrued and unpaid interest and penalties. A change of control includes: (i) a purchase of a majority of our common stock; (ii) a merger of Alyn Corporation with another entity in which our stockholders own less than a majority of the surviving entity; and (iii) the sale of all or substantially all of our assets to another entity.

      Right of First Offer. Until March 15, 2001, the noteholder has a right of first offer on certain issuances by us of debt securities convertible into equity. Under the right of first offer, we must deliver written notice to the noteholder providing at least 10 trading days following receipt of such notice to agree to purchase up to the full amount of such securities on the terms specified in the notice. In the event the noteholder elects not to purchase all or a portion of the securities in the proposed offering, for a period of 180 days following the expiration of the ten-day option period, we may offer and sell all or a portion of the securities not purchased by the noteholder to other parties on the same terms. The right of first offer does not apply to certain issuances by us, including: (i) shares issued to employees upon exercise of options; (ii) shares issuable or issued under certain warrants; (iii) shares issuable or issued in an underwritten public offering; (iv) shares issuable in connection with a debt financing to refinance existing term loans; (v) shares issuable in an equipment financing; and (vi) shares issued in a joint venture or other strategic investment.

      Preemptive Rights. Except (i) for issuances of pro rata dividends to all holders of common stock, (ii) stock issued to employees, officers or directors in connection with management options or incentive plans approved by the Board of Directors, (iii) stock issued in connection with any merger, acquisition or business combination or (iv) stock issued for consideration amounting to less than $500,000 in any single transaction where the purchase price is not less than the then applicable conversion price of our exchangeable note, provided that the aggregate amount of all such transactions shall not exceed $1,000,000, the holder of our exchangeable note, in order to enable it to maintain its fully diluted percentage ownership of Alyn, shall have preemptive rights to purchase any capital stock, including any warrants or securities convertible into capital stock, of the Company issued by the Company so that the holder of the exchangeable note shall be entitled to acquire a percentage of capital stock which is equal to the same percentage of the issued and outstanding common stock of Alyn as held by the holder of the exchangeable note immediately prior to the date on which the capital stock is issued.

      Warrants. We have issued two warrants to the holder of the exchangeable note. The first warrant was issued in March 1999, in conjunction with the issuance of the exchangeable note, for the purchase of 135,000 shares of our common stock at an exercise price of $3.0375 per share. This warrant expires at 5:00 p.m., New York time, on March 10, 2004. In connection with the amendment of the exchangeable note in October 1999, we issued an additional warrant to the holder of the exchangeable note for the purchase of 300,000 shares of our common stock at an exercise price per share of $3.00. This warrant expires at 5:00 p.m., New York time, on October 8, 2004. The number of shares that may be purchased and the exercise price at which shares can be purchased under both warrants are subject to adjustment upon certain events, including the payment of dividends or distributions on and the subdivision, combination or reclassification of the common stock underlying the warrants.

      At our option, we can redeem these warrants at any time for $0.10 per share of common stock purchasable if the closing price of our common stock, as reported by Bloomberg L.P. on the applicable market, exceeded $12.00 per share for a period of 20 consecutive trading days and notice of redemption is given to the warrantholder within five trading days after such 20 trading day period and no less than 30 days before the date fixed for redemption. However, our right of redemption is subject to the right of the warrantholder to exercise the warrants prior to the redemption date.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR SERIES A PREFERRED STOCK

      On January 8, 1999 we sold 375,000 shares of our Series A preferred stock at a price per share of $4.00 (see "Anti-dilution Protection" below for reduction in conversion price to $3.00 per share) and agreed to issue warrants to purchase up to 120,000 shares of common stock, based upon a formula using the average closing price of our common stock for the 25 trading days immediately prior to January 8, 2000. If the average closing price is at or above $5.80, no warrants will be issued. The exercise price of the warrants, if any are issued, is the average closing price of the common stock for the 25 trading days, as described above. The warrants will be exercisable on January 8, 2000 and will expire on January 8, 2005.

      Conversion. The holder of our Series A preferred stock has the right at its option, after January 7, 2000, to convert shares of the Series A preferred stock into such number of fully paid and non-assessable shares of common stock as is obtained by (i) multiplying the number of shares of Series A preferred stock to be converted by $4.00, plus a premium on the $4.00 at a rate equal to six percent (6%) per annum (the "Original Purchase Price Premium"), and (ii) dividing the result by the conversion price in effect at the date of conversion, which gives effect to all adjustments of such price that have taken place pursuant to the anti-dilutions provisions, prior thereto. Notwithstanding the foregoing, the rights of the holders of the Series A preferred stock to receive the Original Purchase Price Premium shall cease in the event the average of the closing prices of the common stock on the Nasdaq National Market as reported by the Nasdaq National Market for any consecutive 25-trading day period following January 8, 2000 is at least $5.80.

      Anti-dilution Protection. Whenever we issue or sell any shares of our common stock for consideration per share less than the applicable Series A conversion price, we have to reduce the Series A conversion price to a price determined by dividing (i) the total consideration received upon the issuance or sale by (ii) the total number of shares issued at the issuance or sale; however, in no event shall the conversion price be less than $2.00 per share. Pursuant to this provision, in August 1999 the conversion price was reduced to $3.00 per share as a result of the issuance of common stock to AMRO International, Inc. at $3.00 per share

      Registration. We are required to register 500,000 shares of our common stock which is the current number of common shares into which the Series A preferred stock can be converted as of January 8, 2000. We are required to keep these shares registered until January 8, 2002. In the event warrants are issued, we need to register shares of common stock into which the warrants are exercisable by March 16, 2000; however, we have chosen to register with this prospectus the 120,000 maximum number of shares issuable upon exercise of the warrants. We face a penalty of having to pay 4% per month, compounded monthly on $1,500,000 to the holders of the Series A preferred stock if we fail to register the common stock issuable to the holders of the Series A preferred stock on a timely basis.

      Limitation on Shares Issuable. Notwithstanding the registration of such number of shares, we are subject to the NASD Rule 4460(i) that limits us from issuing securities equal to or in excess of 20% of our outstanding securities on the date immediately prior to the issuance of the exchangeable note and the note warrants unless and until the stockholders approve such an issuance. The terms of the Series A preferred stock also provide that the number of shares issuable upon exchange of the exchangeable note cannot exceed 19.9% of our outstanding securities as of January 8, 1999 until stockholder approval is received. Inasmuch as the 19.9% limit was not exceeded, no such stockholder approval is required.

      Right of First Refusal. For so long as any shares of the Series A preferred stock are outstanding, the holders of the Series A preferred stock have a right of first refusal on our issuance or sale of common stock, convertible stock or options.

      Dividends. In the event that we declare, order, pay or make a dividend or other distribution on our common stock, the holders of shares of the Series A preferred stock are entitled to receive from us, with respect to each share of Series A preferred stock held, the same dividend or distribution that would be received by a holder of the number of shares of common stock into which such share of Series A preferred stock is then convertible.

      Liquidation, Dissolution and Winding-Up. Upon any liquidation, dissolution or winding up of Alyn, whether voluntary or involuntary, the holders of our Series A preferred stock shall be paid $4.00 per share (subject to adjustments made to the conversion price) plus any dividends accrued but unpaid. The sale or transfer by Alyn of substantially all its assets; the sale or transfer by Alyn of more than 50% in voting power or the consolidation or merger of Alyn into or with any other entity which results in the exchange of outstanding shares of Alyn for securities or other consideration, shall be deemed to be a liquidation, dissolution or winding up of Alyn.

      Restrictions. At any time when at least 25% of the Series A preferred stock remain outstanding, we need to secure the consent of the holders of the Series A preferred stock if we intend to (i) amend Alyn's certificate of incorporation or by-laws in a way that amends or alters the rights of the Series A preferred stock; (ii) create additional class or series of shares unless the shares to be created rank equal to or lower than the Series A preferred stock; or (iii) in any way change the designations or powers of the Series A preferred stockholders. Alyn needs to obtain the consent of the holders of our Series A preferred stock if we want to (i) liquidate, dissolve or wind-up our business or
(ii) if we want to dispose of all or substantially all our properties or assets.

      Warrants. In the event that on January 8, 2000 the average of the closing prices of the common stock on the Nasdaq National Market as reported by the Nasdaq Stock Market on the 25 consecutive trading days immediately preceding January 8, 2000 (the "Anniversary Price") is less than $5.80, we shall grant to the holder of the Series A preferred stock five-year warrants to purchase, at an exercise price equal to the Anniversary Price, that number of shares of common stock as is determined in accordance with the following formula:

                                         ((1.45 x CP) - AP)
                      W = (I/CP) x 50% x ------------------
                                             0.45 x CP

     where:

     W  = the number of warrants issuable.

     I  = $1,500,000.00

     CP = $4.00

     AP = the Anniversary Price.

      However, the number of shares of common stock into which the warrants may be exercised shall not exceed 120,000.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR SERIES B PREFERRED STOCK

      On March 15, 1999, we sold 1,500 shares of Series B preferred stock at a price per share of $1,000 and issued warrants to purchase 65,000 shares of our common stock at an exercise price of $3.82 per share (subject to adjustment). These warrants became exercisable on September 15, 1999 and expire on September 15, 2002. In October 1999, the holders of our Series B preferred stock converted all of the outstanding shares of Series B preferred stock into an aggregate of 626,960 shares of our common stock, in accordance with the provisions of an amendment to the original Series B purchase agreements executed in connection with our sale of the Series C preferred stock . Under the terms of the amendment, we issued warrants to the holders of our Series B preferred stock to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $3.25 per share. These warrants expire on September 15, 2004. The number of shares of common stock that may be purchased and the exercise price at which shares can be purchased under all of the warrants issued to the Series B holders are subject to adjustment upon the payment of dividends or distributions on and the subdivision, combination or reclassification of the common stock underlying the warrants.

      We are required to register and keep registered all of the shares of our common stock which were issued upon conversion of the Series B preferred stock and all of the shares of our common stock issuable upon exercise of the warrants.

DESCRIPTION OF CERTAIN PROVISIONS OF OUR SERIES C PREFERRED STOCK

      On October 8, 1999, we sold 75,000 shares of Series C preferred stock, par value $.01 per share, at a price per share of $100, convertible into shares of our common stock at $3.00 per share, and issued warrants to purchase up to 1,875,000 of our common stock at an exercise price of $3.00. The number of shares issued upon conversion of the preferred stock and the number of shares issuable upon exercise of the warrants, and the exercise price of the warrants (See "Warrants" below), are subject to adjustment upon the payment of dividends or distributions on and the subdivision, combination or reclassification of our common stock.

      Certain provisions and rights of our Series C preferred stock are summarized as follows:

      Conversion. The holders of shares of Series C preferred stock have the right to convert all or a portion of such shares into fully paid and nonassessable shares of our common stock. Our registration of 2,500,000 shares of our common stock to provide for stock issuable upon conversion of our Series C preferred stock is based upon a fixed conversion price of $3.00 per share. However, the actual number of shares issuable upon conversion can increase in the event certain dilutive events occur (described in the following subsection entitled "Anti-Dilution Protection"). (See the Risk Factor entitled "The shares of common stock recently issued and issuable upon the conversion. . ." )

      Anti-Dilution Protection. If we issue or sell (i) any shares of our common stock and the aggregate amount of consideration we receive in the sale exceeds $500,000, (ii) warrants or other rights to subscribe to our common stock, or
(iii) certain convertible securities, and the consideration per share that we receive is less than the Series C conversion price, we are required to adjust the conversion price to equal the consideration paid per additional share of stock or other security (as described in (i) (ii) or (iii)). We must also adjust the conversion price in certain instances, including (i) adjustment of the conversion or exercise price of other convertible securities or warrants or options to purchase shares of common stock , where the adjustment reduces their conversion or exercise price to below the conversion price of the Series C preferred stock, (ii) stock splits and business combinations, (iii) the issuance of certain convertible securities, and (iv) specified reorganizations, reclassifications, mergers or consolidations.

      Registration. We are required to register 2,500,000 shares of our common stock, which is the number of common shares into which the Series C preferred stock can be converted, based upon the conversion price of $3.00 per share. We are also required to register an additional 1,875,000 shares of common stock which is the maximum number of shares of common stock which can be purchased upon exercise of the warrants issued in connection with the Series C preferred stock (See Warrants below).

      Mandatory Redemption. We are required to redeem all of the then outstanding shares of the Series C preferred stock on September 30, 2004 at a price equal to $100 per share plus all declared but unpaid dividends. At our option we can redeem the Series C preferred stock in cash or in common stock. If we choose to redeem using common stock, the number of common shares to be issued in redemption is determined by valuing each such share of common stock at a value of 10% less than the market price at that time.

      If any one of certain fundamental changes occurs, each of the holders of the Series C preferred stock shall have the right, at the holder's option, to require us to repurchase all of such holder's Series C preferred stock, or any portion thereof. Fundamental changes that trigger holders' options to require us to redeem the Series C preferred stock include: (i) the sale of all or substantially all of our assets; (ii) certain events that cause registration of our common stock under the Securities Exchange Act to no longer be required and other events that eliminate the public market for our common stock; (iii) certain consolidations and mergers; and (iv) the commencement of a voluntary bankruptcy case under federal bankruptcy laws by Alyn or our consent to an order for relief under an involuntary bankruptcy case.

      When holders require us to redeem shares of our Series C preferred stock upon the occurrence of a fundamental change, we must pay a redemption price per share equal to the greater of (i) $100 plus all declared but unpaid dividends,
(ii) ratable distributions determined with respect to the holders of Series C preferred stock and common stock on the basis of the number of shares of common stock into which such Series C preferred stock could be converted immediately prior to the fundamental change and (iii) such amount received by the holders as consideration for the redemption or sale of the Series C preferred stock as is necessary to cause the net present value to equal zero as of any date of all cash inflows and all cash outflows (each as defined) with respect to the Series C preferred stock being repurchased when calculated with an annual interest rate (compounded annually) equal to twelve percent (12%), on a per share basis.

      Call at our Option (Optional Redemption). Subject to the terms of the Series C preferred stock, on any date beginning October 8, 2001 we have the right to purchase any or all outstanding shares of Series C preferred stock, provided, however, that (i) the market price of a share of common stock must be equal to, or greater than, an amount equal to 300% of the then applicable conversion price and (ii) the common stock must have traded on the principal market for the common stock with an average daily volume in excess of 50,000 shares for a period of 30 consecutive days ending on the day preceding the day of exercise of a call. If we choose to exercise our right to redeem the Series C preferred stock, we must pay a price equal to $100 plus all declared but unpaid dividends.

      Dividends. In the event that we declare, order, pay or make a dividend or other distribution on our common stock, the holders of shares of the Series C preferred stock are entitled to receive from us, with respect to each share of Series C preferred stock held, the same dividend or distribution that would be received by a holder of the number of shares of common stock into which such share of Series C preferred stock is then convertible. However, in the case of the payment of a stock dividend in shares of its common stock, a holder of shares of Series C preferred stock may elect to have the conversion price of its shares adjusted for stock splits and combinations pursuant to the terms of the Series C preferred stock.

      Limitation on Dividends. Except for dividends or distributions payable in shares of the class or series upon which they are declared or paid, we are prohibited from paying dividends or distributions to the holders of any classes of our stock other than our Series C preferred stock unless we first pay, or, declare and set aside money for payment of, certain dividends and distributions to which the holders of our Series C preferred stock are entitled.

      In the event that full dividends are not paid or made available to the holders of all outstanding shares of Series C preferred stock (and of any securities with respect to which holders of the Series C preferred stock have consented to ranking on the same level of preference as the Series C preferred stock) and funds available for payment of dividends are insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then we are required to distribute the entire amount available for payment of dividends ratably among all such holders of Series C preferred stock (and of any securities ranked equally as described) in proportion to the full amount to which they would otherwise be respectively entitled.

      Preference on Liquidation. In the event we liquidate, dissolve or wind up, whether voluntarily or involuntarily, we will make no distribution to the holders of shares of any classes of our stock other than our Series C preferred stock (and no monies shall be set apart for such purpose) unless the holders of shares of Series C preferred stock have previously received certain payments to which they are entitled under the terms of the Series C preferred stock.

      Voting. In addition to any voting rights provided in our certificate of incorporation or by law, holders of the Series C preferred stock vote together with the holders of the common stock as a single class on all actions to be voted on by our stockholders. The holder of each share of the Series C preferred stock is entitled to the number of votes per share that the holder would have if the holder converted the Series C preferred stock into shares of common stock at the time of the vote.

      Special Voting Rights. Holders of shares of the Series C preferred stock may be entitled to additional voting rights, including rights with respect to preventing an increase in the size of our Board of Directors. So long as Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P., or subsequent purchasers of their Series C preferred stock, if any, own at least 50% of the Series C preferred stock initially acquired, the holders of Series C preferred stock, consenting or voting (as the case may be) as a separate class, are entitled, but not required, to elect up to two (2) directors of our Board of Directors. So long as Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. or certain transferees own at least 25% of the Series C preferred stock initially acquired, the holders of Series C preferred stock, consenting or voting (as the case may be) as a separate class, are entitled, but not required, to elect one (1) of our directors.

      Shares Reserved for Conversion. We are required at all times to reserve and keep available out of our authorized and unissued stock, solely for the purpose of effecting the conversion of the Series C preferred stock, a number of shares of common stock sufficient to effect the conversion of all of the Series C preferred stock from time to time outstanding. We are required from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of common stock, if at any time the number of shares of authorized but unissued common stock shall be insufficient to permit the conversion in full of the Series C preferred stock.

      Preemptive Rights. Except (i) for issuances of pro rata dividends to all holders of common stock, (ii) stock issued to employees, officers or directors in connection with management options or incentive plans approved by our Board of Directors, (iii) stock issued in connection with any merger, acquisition or business combination or (iv) stock issued for consideration amounting to less than $500,000 in any single transaction where the purchase price is not less than the then applicable conversion price, provided that the aggregate amount of all such transactions shall not exceed $1,000,000, in order to enable the holders of the Series C preferred stock to maintain the fully diluted percentage ownership of Alyn to which the terms of the Series C preferred stock entitle them, such holders have preemptive rights to purchase any of our capital stock, including any warrants or securities convertible into capital stock, issued by us so that a holder of the Series C preferred stock shall be entitled to acquire a percentage of capital stock which is issued equal to the same percentage of our issued and outstanding common stock as is held (directly or obtainable upon conversion of the Series C preferred stock) by such holder of Series C preferred stock immediately prior to the date on which the capital stock is to be issued.

      Warrants. We issued warrants to purchase an aggregate of up to 1,875,000 shares of our common stock at an exercise price of $3.00 per share. These warrants become exercisable based upon our failing to meet financial performance objectives for revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) during the 2000 fiscal year. The financial objectives include several levels of performance, such that on the one hand if all objectives are met, no warrants become exercisable, and on the other hand if financial performance falls below certain levels, all of the warrants become exercisable. The level of financial performance is determined by an audited financial report (pursuant to the terms of the warrant certificate) delivered to holders of warrants, the delivery of which shall occur on or prior to March 31, 2001. The exercisable warrants, if any, expire on September 30, 2004. The number of shares that may be purchased and the exercise price at which shares can be purchased under the warrants issued to the Series C holders are subject to adjustment upon the payment of dividends or distributions on and the subdivision, combination or reclassification of the common stock underlying the warrants.

      During the entire period within which holders can exercise the warrants issued in connection with the issue of the Series C preferred stock, we are required to reserve and keep available out of our authorized and unissued common stock solely for purposes of effecting the issuance and delivery upon exercise of such warrants, the number of shares that can be purchased upon the exercise of the warrants.


                              SELLING STOCKHOLDERS

      The selling stockholders acquired or will acquire the shares of common stock offered by this prospectus; (i) upon exchange of our exchangeable note and exercise of related warrants; (ii) upon receipt of common stock issued to the holder of our exchangeable note in August and September 1999; (iii) upon conversion of our Series A preferred stock and upon exercise of related warrants, if any; (iv) upon conversion of our Series B preferred stock and the common stock issuable upon the exercise of warrants issued to the Series B stockholders in March and October 1999; (v) upon receipt by AMRO International, S.A. of common stock, and upon exercise of warrants sold to AMRO International, S.A.; and (vi) upon conversion of our Series C preferred stock and upon the exercise of related warrants, if any. We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling stockholders detailed above in order to permit the selling stockholders to sell these shares from time to time in the public market or in privately-negotiated transactions. We cannot determine the actual number of shares of our common stock that we will issue, because of the variables discussed herein. It is possible that we may be required to register additional shares of our common stock if we sell or issue stock at prices below the then current conversion price of our exchangeable note, Series A preferred stock or Series C preferred stock. We plan to file prospectus supplements, as necessary, to set forth the exact number of shares that the selling stockholders are actually issued upon conversion, exchange or exercise of the related securities.. See "Risk Factors -- We may be required to issue a large number of additional  shares of common stock upon conversion of . . . . ;" "Description of
Certain Provisions of Our 6% Senior Exchangeable Promissory Note Due March 10, 2002 --

Exchange Price;" "Description of Certain Provisions of our Series A Preferred Stock -- Conversions;" and "Description of Certain Provisions of Our Series C Preferred Stock -- Conversions."

      The following table sets forth for each selling stockholder, and for all selling stockholders in the aggregate, the number of shares issued or issuable pursuant to our exchangeable note, Series A preferred stock, Series B preferred stock and Series C preferred stock and pursuant to the August 1999 sale to AMRO International, S.A. The percent of outstanding shares is based upon the underlying common stock as a percentage of our common stock outstanding as of October 25, 1999, plus the shares of the common stock covered by this registration statement that were not already outstanding at October 25, 1999.

      Generally, the rules of the SEC define beneficial ownership to include securities with respect to which the investor has voting or investment power. The rules also provide that beneficial ownership includes shares of common stock underlying options, warrants and convertible securities that can be exercised or converted within 60 days. To that extent, the number of shares of our common stock underlying the exchangeable note presented in the table may not present the actual beneficial ownership from time to time of the selling stockholders in accordance with these rules because of the floating-rate conversion features of our exchangeable note. In that regard, please see "Description of Certain Provisions of Our 6% Senior Exchangeable Note Due March 10, 2002" for a more detailed description of these factors. Likewise, the number of shares of our common stock underlying the warrants, if any, issued or to be issued in connection with the Series A and Series C preferred stock sales, may not present the actual beneficial ownership of the selling stockholders in accordance with these rules because of the future determination of the actual number of such warrants to be issued and exercisable.

      The registration statement of which this prospectus is a part also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock to the extent permitted under Rule 416 of the Securities Act.


                                    6% SENIOR
                                   EXCHANGEABLE
                                 PROMISSORY NOTE,
                               SERIES A CONVERTIBLE
                                PREFERRED STOCK,
                                COMMON STOCK SOLD
                                     TO AMRO
                               INTERNATIONAL, S.A.,
                                     SERIES B
                                   EXCHANGEABLE
                               PREFERRED STOCK, AND
                               SERIES C CONVERTIBLE                          TOTAL NUMBER OF SHARES         TOTAL NUMBER OF SHARES
                                 PREFERRED STOCK         WARRANTS              BENEFICIALLY OWNED               BEING OFFERED
                               --------------------  ----------------  -----------------------------------  ----------------------
                                SHARES OF COMMON                                             PERCENT OF
                                 STOCK ISSUED OR                           SHARES       OUTSTANDING SHARES
     NAME OF SELLING           ISSUABLE UNDERLYING   SHARES OF COMMON  OF COMMON STOCK  OF CLASS AFTER THE
     STOCKHOLDER                THESE SECURITIES     STOCK UNDERLYING    UNDERLYING          OFFERING
     ---------------           --------------------  ----------------  ---------------  ------------------

Talisman Capital
Opportunity Fund Ltd.........       1,687,565             435,000         2,122,565           10.9%               2,122,565
Seaside Partners, L.P........         750,000             120,000           870,000            4.4%                 870,000

AMRO International, S.A......         513,480             157,500           670,980            3.4%                 670,980

Esquire Trade &
Finance Inc..................         156,740              53,750           210,490            1.1%                 210,490
Austinvest Anstalt Balzers...         156,740              53,750           210,490            1.1%                 210,490
Fleming U.S. Discovery
Fund III, L.P. and                  2,154,667           1,616,000         3,770,667           19.3%
Fleming U.S. Discovery
Offshore Fund III, L.P.......         345,333             259,000           604,333            3.1%               4,375,000

   Total.....................       5,764,525                                                 43.2%               8,459,525
                                                                                              =====

      Prior to the offering, the selling stockholders owned 1,014,525 shares of our common stock. We are not able to estimate the amount of shares that will be held by the selling stockholders after completion of this offering, because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares, once such shares have been acquired upon the conversion, exchange or exercise of the related securities. The preceding table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will or will not be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named above.

      We are not aware of any material relationship between Alyn Corporation and any selling stockholder within the past three years other than as a result of the ownership of the stockholder's shares.


                              PLAN OF DISTRIBUTION

      We will not receive any proceeds from the sale of the shares of our common stock offered hereby.

      The shares offered by this prospectus may be sold by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, in one or more of the following transactions (which may involve one or more block transactions):

1.   on the Nasdaq National Market;

2.   in sales occurring in the public market off such exchange;

3.   in privately negotiated transactions; or

4.   in a combination of such transactions.

      Each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices or such other price as the selling stockholders agree to from time to time. Some or all of the shares offered by this prospectus may be sold directly to market makers acting as principals or through brokers acting on behalf of the selling stockholders or as agents for themselves or their customers or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and may receive commissions from the purchasers of shares offered by this prospectus for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

      The selling stockholders have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of that customarily paid to broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by selling stockholders.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchase and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

      The selling stockholders are prohibited from engaging in any short sales with respect to the exchangeable note, the preferred stock and the related warrants.

      To comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with.

      We will pay all expenses of the offering of the shares offered by this prospectus, except that the selling stockholders will pay any applicable underwriting commission, discount and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders.

      Pursuant to the terms of registration rights agreements with the selling stockholders, we have agreed to indemnify and hold harmless such selling stockholders from, among other things, certain liabilities under the Securities Act.


                                  LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for Alyn Corporation by Cadwalader, Wickersham & Taft.


                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 1998, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in
Note 9 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================



We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.



                                   ----------



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

RISK FACTORS...................................................................3
RECENT DEVELOPMENTS...........................................................10
WHERE YOU CAN FIND MORE INFORMATION...........................................10
USE OF PROCEEDS...............................................................11
RECENTLY ISSUED SECURITIES....................................................11
SELLING STOCKHOLDERS..........................................................19
PLAN OF DISTRIBUTION..........................................................21
LEGAL MATTERS.................................................................22
EXPERTS.......................................................................22



================================================================================



                                      ALYN
                                   CORPORATION



                                8,459,525 SHARES
                                 OF COMMON STOCK



                         ------------------------------
                                   PROSPECTUS
                         ------------------------------



                                October 29, 1999



================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION`

      The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

          SEC Registration Fee..............................   $ 6,518.26
          Nasdaq National Market additional listing fee.....    21,500
          Printing Expenses ................................          *
                                                                ------
          Legal Fees and Expenses...........................          *
                                                                ------
          Accounting Fees and Expenses......................          *
                                                                ------
          Miscellaneous.....................................          *
                                                                ------
                                                               -------
               Total........................................   $      *
                                                                ------
                                                               =======
          ---------------
          *The exact amounts to be supplied in an amendment to the S-3.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon receipt by us of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws also provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Furthermore, under our bylaws, we may purchase and maintain insurance to indemnify directors and officers in instances in which they may not otherwise be indemnified by us.

      Our certificate of incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION OF EXHIBIT
-------     ----------------------

 4.1* Certificate of Designation of Series A Convertible Preferred Stock filed on January 8, 1999.

 4.2* Warrant to Purchase Shares of Common Stock of Alyn Corporation dated January 8, 1999 by and between Alyn and Seaside Partners, L.P.

 4.3* 6% Senior Exchangeable Promissory Note due March 10, 2002 issued by Alyn to Talisman Capital Opportunity Fund Ltd.

 4.4* Registration Rights Agreement dated March 10, 1999 by and between Alyn and Talisman Capital Opportunity Fund Ltd.

 4.5* Warrant Agreement dated March 10, 1999 by and between Alyn and Talisman Capital Opportunity Fund Ltd.

 4.6* Certificate of Designations, Preferences and Rights of Series B Exchangeable Preferred Stock filed March 18, 1999.

 4.7* Registration Rights Agreement dated March 15, 1999 by and between Alyn and each of the Series B Investors listed therein.

 4.8* Form of Stock Purchase Warrant dated March 15, 1999 issued by Alyn to each of the Series B Investors.

 4.9 Stock and Warrant Purchase Agreement dated September 29, 1999 by and between Alyn and Fleming US Discovery Fund III, L.P.

 4.10 Stock and Warrant Purchase Agreement dated September 29, 1999 by and between Alyn and Fleming US Discovery Offshore Fund III, L.P.

 4.11 Certificate of Designations of Series C Convertible Preferred Stock filed on October 4, 1999.

 4.12 Registration Rights Agreement dated October 8, 1999 between Alyn and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P.

 4.13 Warrant to Purchase Common Stock of Alyn Corporation dated October 8, 1999 by and between Alyn Corporation and Fleming US Discovery Fund III, L.P.

 4.14 Warrant to Purchase Common stock of Alyn Corporation dated October 8, 1999 by and between Alyn Corporation and Fleming US Discovery Offshore fund III, L.P.

 5.1        Opinion of Cadwalader, Wickersham & Taft.

 10.1* Series A Convertible Preferred Stock Purchase Agreement dated January 8, 1999 by and between Alyn and Seaside Partners, L.P.

 10.2* Loan Agreement dated March 10, 1999 by and between Alyn and Talisman Capital Opportunity Fund Ltd.

 10.3* Series B Exchangeable Preferred Stock and Warrant Purchase Agreement dated March 15, 1999 by and between Alyn and each of the Investors listed therein.

 23.1       Consent of Independent Accountants.

 23.2       Consent of Cadwalader, Wickersham & Taft (included in Exhibit 5.1).

 24.1       Power of Attorney (included on signature page of Registration
            Statement).

*Incorporated by reference to the exhibit with the same number to our Current
 Report on Form 8-K filed April 28, 1999.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

      Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Alyn's Annual Report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Alyn pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Alyn of expenses incurred or paid by a director, officer or controlling person of Alyn in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 29th day of October, 1999.


                                      ALYN CORPORATION

                                      By   /S/ ARNE VAN ROON
                                           -----------------------------------
                                           Arne van Roon,
                                           President and Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                         Title                      Date
         ---------                         -----                      ----

     /S/ ARNE VAN ROON            Director, President and       October 29, 1999
---------------------------       Chief Executive Officer
       Arne van Roon           (Principal Executive Officer)


   /S/ RICHARD L. LITTLE          Vice President, Finance       October 29, 1999
---------------------------       and Administration and
     Richard L. Little            Chief Financial Officer
                                 (Principal Financial and
                                  Accounting Officer) and
                                        Secretary


             *                     Director and Chairman        October 29, 1999
---------------------------
      Robert L. Burr

             *                           Director               October 29, 1999
---------------------------
      Robin A. Carden

             *                           Director               October 29, 1999
---------------------------
       Harry Edelson



             *
---------------------------
     David J. Edwards                    Director               October 29, 1999

             *                           Director               October 29, 1999
---------------------------
    Michael Markbreiter

*By:  /S/ ARNE VAN ROON                  Director               October 29, 1999
---------------------------
      Arne van Roon,
     Attorney-in-fact